5/14


03050575

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dupont Canada Inc.

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 19 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 2/19/03

82-19




SEC MAIL PROCESSING
RECEIVED
MAY 13 2003
WASH. D.C.
155
SECTION

ARIS
12-31-02

DUPONT CANADA INC.

ANNUAL INFORMATION FORM

FOR 2002

Dated May 2, 2003

TABLE OF CONTENTS

Trade Mark Identification

The DuPont Oval, Dacron®, Lycra®, Kevlar®, Nomex®, Suva® and Tyvek® are registered trademarks of E.I. du Pont de Nemours and Company. DuPont Canada Inc. is a licensee. Zodiaq™ is a trademark of E.I. du Pont de Nemours and Company. DuPont Canada Inc. is a licensee.

Incorporation

DuPont Canada Inc. (the "Corporation") was incorporated under the laws of Canada by letters patent dated November 18, 1910 and continued under the provisions of the Canada Business Corporations Act on June 1, 1979. Its articles were amended to effect the division of the Class A, Series 1 Common Shares (the "common shares") on a two for one basis in 1984 and again in 1987 and on a three for one basis, in 1994 and 2001. In 1993, the articles were amended to change the name of the Corporation from Du Pont Canada Inc. to DuPont Canada Inc.

The registered office and the principal place of business is located at 7070 Mississauga Road, Mississauga, Ontario.

Corporate Profile

The Corporation, whose business origins date from 1862, is a diversified industrial manufacturing company. Generally the Corporation upgrades basic chemicals into other products for use by manufacturers who convert such products into consumer and industrial goods. The wide range of products sold includes synthetic fibres, polymer resins, packaging systems, automotive finishes, crop protection products and industrial chemicals, and allied products. The Corporation's products are sold to approximately 1 700 customers located in Canada, the United States and in about 40 other countries worldwide. Other than E.I. duPont de Nemours and Company and its affiliates, no single customer, or group of customers under common control, accounts for more than ten per cent of the Corporation's consolidated revenues.

The Corporation has manufacturing plants in the province of Ontario at Ajax, Sarnia, Kingston, Maitland and Whitby; in the province of Quebec at Thetford Mines; in Vancouver, British Columbia and internationally in the United States (Ashland, Worthington and Upper Sandusky, Ohio; Auburn, Massachusetts; Elkton, Maryland; Houston, Texas; Lake Wales, Florida; Ontario and Sacramento, California); the United Kingdom (Romily); France (Paris) and India (Savli). Sales offices and distribution centres are maintained in Quebec, Ontario and Alberta. All property titles are held in freehold without encumbrance except for those arising in the ordinary course of business, with the exception of the Paris, Romily, Elkton, Houston, Sacramento and Ontario (California) locations, which are leased.

Recent Developments – Take-Over Bid

On February 11, 2002 the Corporations' controlling shareholder, E.I. DuPont de Nemours and Company ("EID"), announced the strategic realignment of its business units into five market and technology-focused growth platforms and the intent to pursue the separation of its global textiles and interiors business ("DTI"); in that context EID is considering all of its options in relation to such global separation, including a sale of DTI to a third party or an initial public offering of the global T&I business.

On February 11, 2002 the Corporation announced that it intended to participate actively with respect to the effects of the DTI separation on DuPont Canada Inc. The Corporation considered various strategic alternatives to enable the textiles and interiors business units of DuPont Canada to be aligned with the DTI business enterprise.

In May, 2002 the Board of Directors of the Corporation established a special committee comprised of all of its independent directors to consider the implications of the DTI separation for the

Corporation. The special committee retained McMillan Binch LLP to act as legal counsel and TD Securities Inc. to act as financial advisor.

On March 19, 2003, EID and DuPont Canada announced that EID, through its subsidiary DCI Acquisition Inc. ("DCI Acquisition") proposed to make an offer to acquire all of the common shares of DuPont Canada not owned by EID or its affiliates at a price of $21.00 per Share in cash (the "Offer") or approximately $1.4 billion in the aggregate based on the number of outstanding common shares.

The Board of DuPont Canada has recommended that the Public Shareholders accept the Offer. In making its recommendation, the Board received the unanimous recommendation of a Special Committee of the Board (comprised of the independent directors of DuPont Canada) which had reviewed the Offer and received advice from TD Securities, its independent financial advisor. The offer expires at 11:59 p.m. EST on May 23, 2003 unless extended or withdrawn by DCI Acquisition.

Prior to the announcement of the Offer, on March 19, 2003 the Offeror and DuPont Canada entered into a Support Agreement. The Support Agreement sets forth the terms and conditions under which the Offeror agreed to make the Offer and the agreement by DuPont Canada to take certain actions in support of the Offer.

On April 17, 2003, DCI Acquisition mailed its offering circular in respect of the Offer to the public shareholders of the Corporation (the "Offering Circular"). The Board also mailed its directors' circular (the "Directors' Circular") on April 17, 2003 recommending that the public Shareholders accept the Offer. The reasons provided in the Directors' Circular in support the Board's recommendation include, *inter alia,* that the Board believes the Offer is fair to the public shareholders from a financial point of view and that the Offer is within the valuation range prepared by TD Securities range of $20.00 - $23.00 per Share.

For full details of the Offer, interested parties can see the offering materials (a copy of which is available on DuPont Canada's website).

The DuPont Canada's directors' circular relating to the offer sets forth the reasons for the recommendation by DuPont Canada's Board of Directors to accept E.I. du Pont's offer. See "Recommendations of the Special Committee of the Board" in the directors' circular (a copy of which is also posted on DuPont Canada's website).

Other Recent Developments

The Corporation focuses increasingly on international markets. During the past five years, international sales have grown by 56 per cent, from $847 million or 44 per cent of total sales in 1997, to $1 325 million or 54 per cent of total sales in 2002. In 2002, international markets accounted for 83 per cent of total manufactured product revenue compared to 79 per cent in 1997. During this same period, total sales increased by 29 per cent.

The Corporation emphasizes the integration of its Canadian production facilities with the global facilities of its parent, E.I. du Pont de Nemours and Company ("E.I. du Pont"). This focus ensures that each product offered to the marketplace is sourced from the Canadian or global production site that provides the highest blend of product quality, cost competitiveness and customer service. In conjunction with E.I. du Pont, the Corporation continuously reviews its business unit portfolio to ensure that ongoing business units are globally competitive.

Business portfolio changes during the past five years include the following:

On December 29, 1998, the Corporation purchased all outstanding common shares of Granirex Inc., a Quebec manufacturer of decorative and durable engineered-stone products used in flooring and other decorative surface applications.

Effective August 2000 the Corporation acquired 51 per cent of Brookdale International Systems Inc., a Vancouver based safety products company. This was increased to 52% in 2001.

In November 2000, the Corporation became a minority investor in Primaxis Technology Ventures Inc., an early-stage seed capital fund company focused on the Canadian advanced technology sector.

Effective May 2001, the Corporation (through its Enhance Packaging Technologies Inc. subsidiary) purchased the operating assets and business of Prepac SA France, a business involved in liquid packaging equipment manufacture.

Effective May 2002, the Corporation (through its Enhance Packaging Technologies Inc. subsidiary) purchased Liqui-Box Corporation, a publicly traded liquid packaging company based in Worthington, Ohio.

Over the past five years, the Corporation has invested $460 million in capital projects focused on capacity increase, product quality improvement and the environmental stewardship of continuing operations.

Sales and Marketing

The Corporation is a primary manufacturer and its products, services and technology are sold principally to other manufacturers, with only a small portion reaching consumers in a form produced directly by the Corporation. The Corporation has approximately 375 marketing, market development, sales, customer service, regulatory and technical service representatives to serve the needs of its customers in key market segments. Canadian based manufactured products, which are exported, are primarily marketed by E.I. du Pont regional locations

The Corporation supplements its own technical information and patent rights with those of its parent, E.I. du Pont, for the manufacture and sale of the parent's products in Canada and, with respect to certain of these products, their sale abroad. In addition to products of its own manufacture, the Corporation markets a large number of products manufactured by E.I. du Pont, other global DuPont affiliates and some third party companies.

Business Segments

The Corporation is a diversified industrial company engaged in the manufacture of synthetic fibres, plastics and films, and chemicals and allied products which are marketed in Canada and around the world. The Corporation also offers the thousands of products and services of the global DuPont company to Canadian customers. There are five principal business segments: Nylon Enterprise, Performance Coatings and Polymers, Specialty Fibres, Specialty Materials and Specialty Polymers and Films.

Nylon Enterprise

Segmented financial data: (Million $)	1998	1999	2000	2001	2002
	Year ended December 31				
Net segment sales	$715	$784	$807	$769	$823
EBITDA[1]	188	214	191	146	206
Depreciation & amortization	32	37	39	44	44
Earning before income taxes	$156	$178	$152	102	162
Income taxes	58	66	56	36	56
After-tax operating earnings	$99	$112	$96	$66	$106
Segment assets	$594	$613	$680	$652	$654
Expenditures on property, plant and equipment, net	61	43	79	32	26

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Nylon Enterprise segment manufactures intermediate chemicals (primarily for nylon production) at the Maitland, Ontario, site, and nylon fibre and polymers at the Kingston, Ontario, site. For Canadian customers, these manufactured products are complemented with a full range of nylon fibres produced by other DuPont sites around the world and distributed to Canadian customers. Our Canadian-made nylon products, in turn, are exported to customers globally.

Performance Coatings & Polymers

Segmented financial data: (Million $)	1998	1999	2000	2001	2002
	Year ended December 31				
Net segment sales	$471	$545	$551	$501	$561
EBITDA[1]	85	102	107	73	87
Depreciation & amortization	6	6	7	7	6
Earning before income taxes	$79	$96	100	66	81
Income taxes	29	35	37	23	28
After-tax operating earnings	$50	$60	$63	$43	$53
Segment assets	$167	$165	$170	$156	$174
Expenditures on property, plant and equipment, net	5	6	15	5	4

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Performance Coatings & Polymers segment manufactures primer and top-coat automotive finishes at the Ajax, Ontario, site for Canadian automotive original equipment manufacturers (OEMs), manufacturers of painted plastic components and for automotive refinisher body shops across Canada. At the Maitland, Ontario, site this segment produces nylon-based engineering polymers used by custom moulders, mainly in Canada and the United States. The segment also distributes to Canadian customers global DuPont's full line of automotive finishes and engineering polymers, the elastomeric products of the DuPont-Dow Elastomer joint venture, and the specialty polymers produced by Ferro Corporation.

Specialty Fibres

Segmented financial data: (Million $)	Year ended December 31 1998	1999	2000	2001	2002
Net segment sales	$205	$208	$222	$216	$212
EBITDA[1]	28	31	37	39	36
Depreciation & amortization	3	3	3	3	3
Earning before income taxes	$25	$28	34	36	32
Income taxes	9	10	13	13	11
After-tax operating earnings	$16	$18	$21	$23	$21
Segment assets	$68	$62	$75	$67	$69
Expenditures on property, plant and equipment, net	4	1	8	2	1

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Specialty Fibres segment produces Lycra® XA, an elastane fibre used in disposable diapers and adult incontinence products . This segment also offers global DuPont's full range of Lycra® fibre for apparel applications, Dacron® polyester fibres and yarns, Kevlar® and Nomex® elastane fibres, and Tyvek® spunbonded olefin.

Specialty Materials

Segmented financial data: (Million $)	Year ended December 31 1998	1999	2000	2001	2002
Net segment sales	$345	$361	$356	$324	$344
EBITDA[1]	27	26	29	34	30
Depreciation & amortization	5	5	6	6	6
Earning before income taxes	$22	$21	$23	$28	$24
Income taxes	8	8	9	10	9
After-tax operating earnings	$14	$13	$15	$18	$15
Segment assets	$121	$164	$143	$128	$118
Expenditures on property, plant and equipment, net	3	3	3	5	2

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

The Specialty Materials segment produces Suva®-123 hydrochlorofluorocarbon (HCFC) used as a refrigerant in large industrial chillers and as a chemical intermediate in the production of other products. This segment also distributes the full range of global DuPont's industrial chemicals, crop protection products and safety systems to our Canadian customers. Results of Brookdale International Systems Inc. are also included in this segment.

Specialty Polymers and Films

Segmented financial data: (Million $)	1998	1999	2000	2001	2002
	Year ended December 31				
Net segment sales	$305	$330	$368	$395	$544
EBITDA[1]	45	49	55	53	78
Depreciation & amortization	6	8	9	13	24
Earning before income taxes	$39	$41	46	40	54
Income taxes	15	16	16	16	19
After-tax operating earnings	$25	$24	$30	$24	$36
Segment assets	$150	$165	$229	$236	$823
Expenditures on property, plant and equipment, net	5	10	11	10	27

[1] Earnings Before Interest, Taxes, Depreciation, Amortization.

Included in the Specialty Polymers and Films segment is the liquid packaging systems business unit (Liqui-Box). Adhesives and other modified polymers are produced at the Sarnia, Ontario, site. The plant in Thetford Mines, Quebec produces Zodiaq™ Quartz Surface products used in countertop and other interior applications. The segment also distributes to Canadian customers the full range of global DuPont's specialty films, polymers and printing and proofing products.

Interest In Material Transactions

From time to time, materials are purchased for use in the Corporation's plants and goods are purchased for resale by the Corporation from E.I. du Pont de Nemours and Company and its affiliates. In addition, from time to time, goods are sold by the Corporation to E.I. du Pont de Nemours and Company and its affiliates. All these transactions are carried out in the ordinary course of business of the Corporation and on terms and conditions comparable to those that would apply to arm's length transactions of this nature. For 2002, the aggregate sales were $1094 million and aggregate purchases for consumption and resale were $1018 million. The Board of Directors annually reviews a summary of the payments to and received from E.I. du Pont de Nemours and Company and its affiliates for materials and goods so purchased and sold. E.I. du Pont de Nemours and Company and those persons named in the list of nominees for election as directors who are identified as employees of E.I. du Pont de Nemours and Company may be considered as having an interest in transactions with E.I. du Pont de Nemours and Company and affiliates of that company.

Raw Materials

The Corporation's purchases of raw materials and supplies are made from a variety of sources, principally within North America. Among the most important commodities purchased are adiponitrile, cyclohexane, polyethylene resins, ammonia, glycol, nitric acid, hydrocarbon solvents, perchlorethylene and hydrofluoric acid. Several hundred other materials are purchased in smaller quantities

Much of the Corporation's production is dependent, directly or indirectly, on hydrocarbons derived from crude oil and natural gas. At the present time, all materials are available in required quantities.

Research and Development

The Corporation's principal technology research and development activities are conducted at its Research and Development Centre in Kingston, Ontario, with additional R&D and related support activity being carried out at most plant sites, including an automotive finishes development laboratory in Ajax, Ontario and an Agricultural Chemicals Research Station in Hanley, Saskatchewan. The Research and Development Centre, with its complement of approximately 220 people, is a comprehensive facility, focused on polymeric materials and related areas and is equipped for laboratory, pilot plant and semi-works scale operation along with specialized analytical and physical testing services. These R&D activities are important because of the highly technical nature of the Corporation's business. A significantly increasing portion of the R&D activity in Canada is conducted on behalf of affiliates, for which the Corporation is reimbursed. During 2002, the Corporation expensed $17.6 million net on research and development.

Employee Relations

During 2002, the Corporation and its subsidiaries employed approximately 4,300 people in its plants and offices across Canada and around the world.

Approximately 50% of employees are represented by trade unions at five manufacturing locations. Collective agreements are negotiated on a local basis and have two-year terms. Three agreements expire in 2003, in April, May and November. There have been no work stoppages in the last 24 years.

Summary of Financial Information

Five Year Financial Data

Million $	1998	1999	2000	2001	2002
Net sales	$2025	$2211	$2289	$2191	$2468
Other revenue	24	33	45	43	16
Earnings from continuing operations	220	253	269	222	248
from discontinued operations	79	-	-	-	-
Net earnings	299	253	269	222	248
Total assets	1821	1951	2106	2231	2482
Total long-term debt	0	0	0	0	0
Dollars per share (Adjusted for 3 for 1 split in 2001)					
Net earnings					
- per common share	$1.07	$0.91	$0.97	$0.80	$0.89
- fully diluted	1.06	0.90	0.96	0.79	0.88
Cash dividends					
- per common share					
- regular	0.21	0.23	0.28	0.37	0.40

Items affecting comparability of the above data:

1998 $79 million gain on sale of the Hydrogen Peroxide business operations, net of income taxes of $41 million.

Quarterly Financial Data

Million $ except per share amounts	Three Months Ended			
	March 31	June 30	Sept. 30	Dec. 31
2002				
Sales and other revenue	$578	$693	$621	$591
Net earnings	53	78	62	55
- per common share	0.19	0.28	0.22	0.20
Cash dividends declared				
- per common share - regular	0.10	0.10	0.10	0.10
2001				
Sales and other revenue	$548	$660	$536	$490
Net earnings	49	72	55	46
- per common share	0.18	0.26	0.20	0.16
Cash dividends declared				
- per common share - regular	0.07	0.10	0.10	0.10

Investor Information

Dividend Policy

In 2001, the Corporation changed its target for regular dividends to achieve sustainable dividend payouts in the range of 30 to 50 per cent of cash flow from operations, excluding the impact of non-recurring items and fluctuations in working capital. The dividend rate is reviewed quarterly. During the term of the "Support Agreement" dated March 19, 2003 entered into by the Corporation with E.I. du Pont de Nemours and Company, the Corporation has agreed to neither declare nor pay any dividends. Since 1996, there have been four dividend increases.

Securities Listings & Principal Shareholder

The Corporation is authorized to issue an unlimited number of Class A Common Shares, issuable in series. Currently, the only issued and outstanding shares are the Class A Common Shares, Series 1. The maximum number of Series 1 common shares is fixed at 486,000,000 shares. These shares are listed under the symbol DUP.A on the Toronto Stock Exchange. To the knowledge of the directors and officers of the Corporation the only person, directly or indirectly, beneficially owning or exercising control or direction over shares carrying more than 10 percent of the voting rights attached to all shares of the Corporation is E.I. du Pont de Nemours and Company, Wilmington, Delaware, U.S.A., which the Corporation is informed owns, indirectly through a wholly-owned subsidiary, 212 591 160 Class A Common Shares, Series 1 being approximately 76 percent of the 278,698,662 Class A Common Shares, Series 1 shares outstanding as of December 31, 2002.

Directors – May 2, 2003

The following table sets forth the principal occupation and business of the directors, their municipality of residence and the date from which each director was associated with the Corporation in the capacity of director. Each director holds office for one year until the election of directors at the next Annual Meeting of Shareholders or until a successor is elected or appointed.

Name & Municipality of Residence	Principal Occupation	Director Since
D.W. Colcleugh Mississauga, Ontario	Chairman of the Board	1997 November
W.K. Dobson Uxbridge, Ontario	Professor and Director, Institute for International Business, Rotman School of Management, University of Toronto	1989 November
L.Y. Fortier, C.C., Q.C. Westmount, Quebec	Chairman and Senior Partner, Ogilvy Renault (Barristers and Solicitors)	1992 February
J.E. Fyrwald Wilmington, DE, USA	Vice-President and General Manager Nutrition & Health E.I. du Pont de Nemours and Company	1999 May
P.S. Janson Toronto, Ontario	Company Director	2000 November
D.W. Muzyka Toronto, Ontario	President and Chief Executive Office of the Corporation	2002 May
Hon. G.F. Osbaldeston, P.C., C.C. London, Ontario	Professor Emeritus, Ivey School of Business, University of Western Ontario	1987 January
H.T. Richardson Winnipeg, Manitoba	President & Chief Executive Officer, James Richardson & Sons, Limited (Financial, Grain and Management Holding Company)	1997 April
M. Vrijsen Geneva, Switzerland	President, DuPont Europe, Middle East and Africa	2002 August

Securities of the Corporation Beneficially Owned or Controlled

Name	Class A Common Shares, Series 1 of the Corporation Beneficially Owned or Controlled	Common Shares of E.I. du Pont de Nemours and Company Beneficially Owned or Controlled
D.W. Colcleugh (2) (3)	23 524	-
D.W. Muzyka	4 600	487
W.K. Dobson (1) (2)	6 300	700
L.Y. Fortier, C.C., Q.C. (1) (2)	3 000	-
J.E. Fyrwald (1)	-	39 110
P.S. Janson (1) (2) (3)	3 000	-
G.F. Osbaldeson (1) (2)	4,500	
H.T. Richardson (1) (2) (3) (4)	110 000	-
M. Vrijsen (2)	-	11 677

Notes:
(1) Member of Audit Committee.
(2) Member of Human Resources and Corporate Governance Committee.
(3) Member of Pension Committee.
(4) 60,000 Common shares are held by a non-controlled associate of H.T. Richardson
The information as to shares beneficially owned or controlled by each director, not being within the knowledge of the Corporation, has been furnished by such director.

The Corporation does not have an executive committee but is required by the Canada Business Corporations Act to have an Audit Committee, whose membership is as follows:

W.K. Dobson, Chair
L.Y. Fortier P.S. Janson
J.E. Fyrwald G.F. Osbaldeston
H.T. Richardson

All directors have held their present positions or other executive positions with the same or associated firms or organization s for the past five years, with the exception of P.S. Janson, who is formerly Chairman and Chief Executive Officer of AMEC Inc.

Compensation Of Directors

Each director who is not an employee of the Corporation receives an annual fee of $46 700. The Board and Committee chairpersons receive an additional $5 000.

Each outside director is able to voluntarily elect, in advance, to receive all or a part of the annual fee of $46 700 in the form of stock options issued pursuant to the Corporation's Stock Option Plan. During the year ended December 31, 2002 options were granted to outside directors for an aggregate total number of 12 800 Class A common shares, Series 1 at an exercise price of $26.05.

A Special Committee of the Board was created in May 2002 as discussed under the heading "Recent Developments – Take-Over Bid"). During 2002, each member of the Special Committee received a cash retainer of $12 500. During 2003, each member of the Committee will receive a cash retainer of $12 500 and the Chair will receive an additional stipend of $6 000. In addition, each member will receive $1 000 for each meeting of the Special Committee attended by such member. If the need for the Committee continues beyond June, 2003, these amounts will be reviewed by the Board of Directors.

Directors' And Officers' Liability Insurance

The Corporation carries insurance against liability incurred by directors and officers in their capacity as directors and officers of the Corporation under a global policy of E.I. du Pont de Nemours and Company. The limit of coverage is up to US$100 million with no deductible on coverage for directors and officers, nor are they assessed premium charges at the present time.

Officers – May 2, 2003

The following table sets forth the officers of the Corporation, their municipality of residence and their position with the Corporation. All officers have held their positions or other executive positions with the Corporation for the past five years with the exception of Doug Muzyka and William F. Matthews. Mr. Muzyka returned to Canada in January 2003 to assume the position of President and Chief Executive Officer. He had been on assignment with global DuPont, most recently as President, DuPont Mexico. Mr. Matthews held a variety of senior management positions with global DuPont prior to his appointment to Vice-President and Chief Financial Officer in April 2001.

Name	Position	Municipality of Residence
Doug Muzyka	President and Chief Executive Officer	Toronto, Ontario
James R. Barton	Chief Operating Officer	Bath, Ontario
David K. Findlay	Vice-President	Mississauga, Ontario
Art Heeney	Vice-President	Erin, Ontario
William F. Matthews	Vice-President and Chief Financial Officer	Oakville, Ontario
Michael J. Oxley	Treasurer	Mississauga, Ontario
Ash Sahi	Vice-President	Bolton, Ontario
Seymour B. Trachimovsky	General Counsel and Corporate Secretary	Etobicoke, Ontario
Ronald A. Zelonka	Vice-President	Oakville, Ontario

All directors and senior officers of the Corporation, as a group, exercise control or direction over less than one per cent of the Corporation's common shares.

Executive Compensation

The following table sets forth information for each of the last three fiscal years concerning the total compensation for each of the Corporation's Chief Executive Officer and the four most highly compensated executive officers, other than the CEO, who were serving as executive officers as at December 31, 2002 (collectively, the "Named Executive Officers" or "NEOs").

Summary Compensation Table

Name & Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Option (#)
D.W. Colcleugh	2002	591 294	532 213	113 948	86 850
Chairman, President & CEO[3]	2001	570 930	455 208	17 467	120 450 / 79 650[4]
	2000	531 870	539 932	14 574	80 100 / 63 450[4]
J. R. Barton	2002	408 987	257 785	22 705	26 050
COO	2001	298 435	121 488	17 772	22 350
	2000	224 820	123 468	83 470	16 050
D.K. Findlay	2002	240 246	136 700	19 191	13 400
VP	2001	247 384	84 360	93 482	36 150
	2000	239 547	97 568	85 007	25 950
W.F. Matthews[5]	2002	437 102	95 009	24 574	-
VP & CFO	2001	284 291	44 594	144 479	
R.A. Zelonka	2002	219 723	93 214	21 663	11 100
VP - Technology	2001	205 050	64 527	17 059	15 000
	2000	187 005	90 534	6 376	10 650

(1) Bonus payouts reflect attainment of annual financial objectives. It should be noted that the Corporation does not consider that officers are paid a "bonus". A significant proportion of each officer's compensation comprises a portion which is variable compensation determined by performance against pre-established objectives. (See "Report on Executive Compensation - Variable Compensation".)

(2) Other Annual Compensation includes bonus payment on Performance Sharebuilding accounts, and Foreign Service Allowances.

(3) D.W. Colcleugh stepped down as CEO and was replaced by D.W. Muzyka as CEO effective January 1, 2003.

(4) A portion of the Bonus was received as stock option under the Growth Builder Program.

(5) Mr. Matthews transferred on loan from E.I. du Pont de Nemours and Company to the Corporation on April 01, 2001 and, other than as set forth above did not receive any compensation from, or hold any position as an executive officer of, the Corporation during the fiscal year ended December 31, 2001. Accordingly, this table reflects his compensation for the last nine months of 2001.

Pension Plan

The following table illustrates the estimated annual benefits payable upon retirement at age 65 under the Corporation's pension plan for specified highest consecutive three-year average remuneration and years-of-service classifications:

PENSION PLAN TABLE

Remuneration	Years		of		Service	
$	15	20	25	30	35	40
125 000	27 692	36 923	46 154	55 385	64 616	73 846
150 000	33 692	44 923	56 154	67 385	78 616	89 846
175 000	39 692	52 923	66 154	79 385	92 616	105 846
200 000	45 692	60 923	76 154	91 385	106 616	121 846
225 000	51 692	68 923	86 154	103 385	120 616	137 846
250 000	57 692	76 923	96 154	115 385	134 616	153 846
300 000	69 692	92 923	116 154	139 385	162 616	185 846
350 000	81 692	108 923	136 154	163 385	190 616	217 846
400 000	93 692	124 923	156 154	187 385	218 616	249 846
450 000	105 692	140 923	176 154	211 385	246 616	281 846
500 000	117 692	156 923	196 154	235 385	274 616	313 846
550 000	129 692	172 923	216 154	259 385	302 616	345 846
600 000	141 692	188 923	236 154	283 385	330 616	377 846
650 000	153 692	204 923	256 154	307 385	358 616	409 846
700 000	165 692	220 923	276 154	331 385	386 616	441 846
750 000	177 602	236 923	296 154	355 385	414 616	473 846
800 000	189 692	252 923	316 154	379 385	442 616	505 846
850 000	201 692	268 923	336 154	403 385	470 616	537 846
900 000	213 692	284 923	356 154	427 385	498 616	569 846
950 000	225 692	300 923	376 154	451 385	526 616	601 846
1 000 000	237 692	316 923	396 154	475 385	554 616	633 846

Note:Remuneration for pension purposes is defined as the total of salary, Performance Sharing payout, and target variable amount.

The Corporation has a non-contributory defined benefit pension plan covering all employees. The value of the pension promise to any eligible person who retires under this plan is based on 1.2

percent of highest consecutive three year average earnings up to the Canada or Quebec Pension Plan/Yearly Maximum Pensionable Earnings (YMPE) plus 1.6 percent of average earnings exceeding the YMPE, multiplied by years and months of pensionable service. Benefits are computed on a straight-life annuity basis, but may be paid with various forms of guarantee to the retiree and/or spouse subject to actuarial adjustment.

Name	Years Of Service	Average of Highest Consecutive 3 years of Pensionable Earnings/year
D.W. Colcleugh	39	$ 889 316
J.R. Barton	31	$ 434 088
D.K. Findlay	37	$ 301 548
R.A. Zelonka	29	$ 269 724

Report On Executive Compensation

Composition of the Human Resources and Corporate Governance Committee

The Corporation's Compensation Policy for its executive officers is determined by the Human Resources and Corporate Governance Committee of the Board of Directors (the Committee). The Committee consists of seven directors, none of whom are presently employees of the Corporation, being:
G.F. Osbaldeston, W.K. Dobson, L.Y. Fortier, P.S. Janson, H.T. Richardson, D.W. Colcleugh and M. Vrijsen. D.W. Colcleugh is the former Chief Executive Officer of the Corporation and is currently the Chairman of the Corporation. G.F. Osbaldeston will be retiring at the date of the next Annual and Special Meeting.

Mandate of the Human Resources and Corporate Governance Committee

The terms of reference of the Committee are set out in a resolution of the Board of Directors authorizing the Committee to:

- conduct an annual appraisal of the performance of the Chief Executive Officer (CEO), and review the appraisals ofNEOs;
- determine, from time to time, the remuneration of all officers, agents, servants and employees of the Corporation; and
- report to the Board of Directors annually on salary administration throughout the Corporation.

Compensation Strategy

The Corporation's compensation plans are structured to:

- attract and retain suitably qualified candidates to the Corporation;

- support sound management practices such that successful incumbents remain with the Corporation; and
- encourage and reward actions, decisions and behaviour that will contribute to the generation of shareholder value.

It is the policy of the Corporation that (i) all managerial and professional employees, including the CEO and other NEOs, should be rewarded when clearly defined enhancements to shareholder value are achieved, and (ii) the competitive positioning of total compensation should reflect the degree to which the Corporation meets or exceeds the financial achievements of other large industrial organizations.

The Corporation's total cash compensation policy objectives (salaries and variable compensation) are compared annually to a group of comparator companies comprising a broad selection of bonus-paying, Canadian industrial companies with sales of $1 billion or more. For employees whose role extends beyond Canada (Expatriate Assignments or with North American Responsibilities), a blend of the DuPont Canada and the E.I. du Pont Variable Compensation targets are utilized. It is the policy of the Corporation that in years when the Corporation's Return on Equity (ROE) objectives are exceeded, total cash compensation will fall into the highest quartile of compensation levels paid by the comparator group.

The Corporation uses both annual salary and incentive award surveys and external specialist consultants to confirm that the chosen competitive compensation position is being maintained.

The underlying design of the CEO's cash compensation includes a variable compensation target amount which is 60 percent of the base salary range. Achievement of ROE against a predetermined target provides 50 percent of the result with the remainder based on an assessment of personal objectives successfully achieved. The actual variable compensation provided can vary from 0 percent to 200 percent of the target amount based on these factors.

Salary

Salary ranges are established for each executive position based on an evaluation of competitive practice in other major industrial organizations for positions of similar responsibility and scope. The Committee authorizes adjustments to these salary ranges annually such that competitive compensation objectives continue to be met. The Committee seeks guidance from the CEO regarding the performance of executive officers and adjusts actual salaries within the salary range with this advice in mind.

Variable Compensation

The Committee believes that the compensation of all senior managerial and professional employees, including the CEO and NEOs, should be related to the attainment of the Corporation's financial objectives. Annual incentives are available to NEOs subject to the achievement of pre-established threshold and target annual objectives. The criteria used to determine incentive awards include combinations of the Corporation's ROE, Business Earnings and Cash Generated. A portion of incentive awards is based on assessment of personal objectives successfully achieved.

For the reporting period, the CEO's variable compensation was provided at 138 percent of the target amount. This was based on an achievement of 126 percent of the ROE target and an assessment of 151 percent against personal objectives achieved. In all cases the maximum achievable is 200 percent of the target amount.

Incentive awards are in the form of stock options or, if so elected in advance, cash under the Growth Builder Program. Under this three year program, which started in 1999, participating individuals were offered a cash loan in their first year of participation. The loan amount was equivalent to a percentage of each individual's variable compensation target and all loans were for a ten year term with principal and interest repayments starting after year three. The interest rate utilized is the prescribed rate as established quarterly by Canada Customs and Revenue Agency. Having completed three years of operation, the Growth Builder Program has now been terminated.

As at February 28, 2003, the aggregate indebtedness to the Corporation of all current and former officers, directors, employees of the Corporation and its subsidiaries was $1 109 300.
The following table illustrates the Growth Builder loans granted to Executive Officers.

INDEBTEDNESS OF EXECUTIVE OFFICERS				
Name of Individual	**Position as of Dec. 31/02**	**Issuing Entity**	**Largest Amount Outstanding During Fiscal Year ended Dec. 31/02**	**Amount Outstanding as of March 28/03**
D.W. Colcleugh	Chairman, President & CEO	DuPont Canada Inc.	$302 118	$258 274
J.R. Barton	COO	DuPont Canada Inc.	$60 330	$51 370
D. K. Findlay	VP	DuPont Canada Inc.	$138 084	$117 640

Variable compensation also includes a Performance Sharing Program (the "Program") in which all employees may participate on a voluntary basis (excepting the wageroll employees at one location whose union has challenged their right to participate). The Corporation provides an annual performance sharing award based on the achievement of a defined ROE target. Employees receive the award, at their election, in the form of cash or common shares of the Corporation, or both. A further award is made to employees who continue to hold shares pursuant to the Program at the end of each calendar year. The further award is equal to 20 percent of the value of the original award that the employee received in the form of shares. A similar cash or shares election is made by employees in respect of the further award.

Stock Options

In order to retain senior employees and align their interests with those of the shareholders, the Corporation has an Employee Stock Option Plan, which is administered by the Committee.

Grants are based on a percentage of salary which varies from 15 percent to 375 percent depending upon the position of the incumbent and the Corporation's financial performance during the year. The actual number of options granted in a year is determined by multiplying the salary by the grant percentage factor and dividing by the market price of the Class A Common Shares, Series 1 as defined in the Employee Stock Option Plan. Options are not transferrable and expire no later than ten years from the date granted.

Option grants are considered annually. Previous grants, position level, individual contributions and future managerial or professional potential are taken into account when determining awards.

During the term of the "Support Agreement" dated March 19, 2003 entered into by the Corporation with E.I. du Pont de Nemours and Company, the Corporation has agreed not to amend the Stock Option Plan or accelerate the vesting of outstanding stock option nor issue any stock options except pursuant to existing arrangements.

Option Grants During The Most Recently Completed Financial Year

Name	Securities Under Option #	% of Total Options to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant [1] ($/Security)	Expiration Date
D.W. Colcleugh Chairman, President & CEO	86 850[2]	22.12	22.84	22.84	Feb/15/2012
J.R. Barton COO	26 050 [2]	6.64	22.84	22.84	Feb/15/2012
D.K. Findlay Vice-President	13 400 [2]	3.41	22.84	22.84	Feb/15/2012
R.A. Zelonka Vice-President	11 100 [2]	2.83	22.84	22.84	Feb/15/2012

(1) "Market Value" means Closing Price of the shares on the Toronto Stock Exchange on the last trading day prior to the Award Date on which the shares traded.

(2) Stock Options awarded are DuPont Canada Inc. Class A Common Shares, Series 1. Exercisable beginning: February 15, 2003.

Aggregated Option Exercises During The Most Recently Completed Financial Year And Financial Year-End Option Values

Name	Securities Acquired on Exercise	Aggregate Value Realized $	Unexercised Options at FY-End (#)		Value of Unexercised In-The-Money Options at FY-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
D.W. Colcleugh Chairman, President & CEO	292 200	3 547 107	425 250	86 850	9 108 855	1 860 327
J.R. Barton COO	68 500	995 568	67 650	26 050	1 449 063	557 991
D.K. Findlay Vice President	59 400	847 038	104 550	13 400	2 239 461	287 028
R.A. Zelonka Vice President	0	0	123 450	11 100	2 644 299	237 762

Note: Stock valuation based on closing share price of $21.42 on the Toronto Stock Exchange as at December 31, 2002.

Statement Of Corporate Governance Practices

The Corporation's Human Resources and Corporate Governance Committee has the mandate to develop, review, plan and implement the Corporation's approach to corporate governance issues. As part of this mandate, the Committee reviews the Corporation's practices against the standards prescribed by the Toronto Stock Exchange. The Statement of Corporate Governance Practices below outlines the Corporation's approach to governance with specific reference to the relevant Guidelines of the Toronto Stock Exchange (the "TSX Guidelines"). Both the Committee and the Corporation's Board of Directors have determined that the practices and procedures in place are in compliance with the TSX Guidelines.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
Stewardship of Board	
The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation.	The Corporation's Board of Directors has overall responsibility for the direction and stewardship of the Corporation. The management of the Corporation is responsible for the day-to-day operation of the business, for developing and implementing its strategic direction and for preparing budgets and business plans for consideration by, and approval of, the Board. The Board supervises management's activities and monitors its performance. Further, it is the mandate of the Board to review and approve the objectives of the Corporation and those of the CEO. Other decisions requiring Board approval include the adoption of strategic plans of the Corporation, senior management appointments, selection of candidates for election to the Board, and recommendations to shareholders on corporate matters and other activities of a strategic nature.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
The Board should assume responsibility for the following matters:	
• *adoption of a strategic planning process*	Strategic planning is an iterative process. Management develops draft multi-year strategic plans which it presents annually to the Board at a third quarter meeting and on which it receives advice and feedback from the Board. Plans are reformulated on the basis of this input from the Board and the resulting strategic plan is re-submitted to the Board for its approval early in the following year. Plans are reviewed annually in the light of actual results and market conditions.
• *identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate risk management systems*	As part of the strategic planning process described above, the Board, together with management identify and monitor the principal business risks of the Corporation. The Corporation develops plans to mitigate these risks and has established crisis management procedures which clearly delineate responsibilities and authority of senior management in the event of extraordinary occurrences. At each meeting of the Audit Committee, a business or functional manager leads a discussion with the Committee which addresses the primary risks associated with the particular business or function. These risks include, among other things, trends in product markets, security of raw material supply, input costs and foreign exchange exposure. The Audit Committee provides feedback and advice concerning mitigation of these primary risks.
• *succession planning including appointing, training and monitoring senior management*	The Corporation's Human Resources and Corporate Governance Committee reports to the Board on the appointment, training and monitoring of senior management. The composition of the senior management team and management succession plans are approved by the Board.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
• *a communications policy for the Corporation*	Effective communication with its shareholders and other interested parties is important to the Corporation. The Corporation's senior officers are available to respond to inquiries by shareholders, the investing public, customers and employees and to ensure shareholder concerns are addressed. The Corporation strives to provide clear and accessible information on the Corporation and its operations and issues a number of press releases in the course of any year to keep its shareholders and other interested parties well-apprised of significant corporate developments. As part of this process, the Corporation's web-site is regularly updated with relevant corporate information including financial performance, product offerings, management changes, employee news, significant recognition awards, descriptions of corporate operations, the Corporation's Annual Report and Sustainable Growth Report and a variety of additional information of interest to investors and the public at large.
• *the integrity of the Corporation's internal control and management information systems*	The Board receives reports from management on the Corporation's operations and holds management accountable for keeping it apprised of all significant developments affecting the Corporation and its businesses. The Board also receives regular reports from management on the Corporation's compliance with its legal obligations and on such matters as internal control procedures, information management systems, communications procedures and risk management policies and expects management to provide it with additional reports if extraordinary situations arise.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
Independence of the Board	
• *The Board should be constituted with a majority of unrelated directors.*	Each year, the Board analyses its membership to determine which directors are unrelated, including whether its directors are related to the Corporation's significant shareholder, based on the criteria contained in the TSX Guidelines. The Board considers in particular whether any business or other relationship between the Corporation and a director personally or an entity with which such director is in an employment relationship could, or could reasonably be perceived to, materially interfere with the director's judgment, including his ability to act with a view to the best interests of the Corporation. A specific threshold has not been set but each case is examined on its merits. Historically, any such business relationships are either not present or have not been considered material, as determined by the Board, and, accordingly, no serious issues have arisen in making this determination. The Board has considered the relationship of each of the directors to the Corporation and has determined that all of the directors, except D.W. Colcleugh, the Chairman of the Corporation, and D.W. Muzyka, the Corporation's CEO, are "unrelated" within the meaning of the TSX Guidelines. None of the other members of the Board has a material business or other relationship with the Corporation, other than interests arising from shareholding.
• *Corporations with a significant shareholder are also to include a number of directors who do not have interests in or relationships with either the Corporation or the significant shareholder and which fairly reflects the investment in the Corporation by minority shareholders*	E.I. du Pont de Nemours and Company, indirectly through a wholly owned subsidiary, is a significant shareholder of the Corporation. During 2002 three directors (J.E. Fyrwald, J.P. Jessup and K.R. McLoughlin) were officers of the significant shareholder. In August 2002, J.P. Jessup resigned from the Board and was replaced by M. Vrijsen who is an officer of a wholly-owned subsidiary of E.I. du Pont de Nemours and Company. With the resignation of K.R. McLoughlin in the first quarter of 2003, there are currently two directors who are officers of the significant shareholder. Accordingly, five directors are not related to either the Corporation or the significant shareholder, being independent of both and having no material business relationship with either of them, except as arises through shareholding. The Board is satisfied that the composition of the Board fairly reflects the investment of minority shareholders in the Corporation given that less than one-quarter of the Corporation's shares are held by shareholders other than the significant shareholder.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
Nominating Committee	
• *New nominees to the Board and ongoing assessment of directors should be carried out by a nominating committee composed exclusively of outside (non-management) directors, a majority of whom are unrelated.*	The Human Resources and Corporate Governance Committee of the Board is composed exclusively of unrelated directors (and includes one officer of the significant shareholder), none of whom is a member of the Corporation's management team. This Committee has the responsibility for proposing to the full Board new nominees to the Board as well as the responsibility for assessing directors on an ongoing basis. The selection process is guided by the necessity, as a practical matter, of ensuring that the significant shareholder is reasonably represented on the Board and that other unrelated directors are able to contribute on the basis of their business, academic or government experience to the supervision of the Corporation's management. Within these overall parameters, retirements of nominees of the significant shareholder are filled by other officers thereof upon consultation with and approval by the Human Resources and Corporate Governance Committee. Turnover of other unrelated directors is extremely low; three out of five have held their positions for eight years or longer. When a vacancy on the Board arises, the Board identifies candidates with experience relevant to the operations of the Corporation and, through discussions with appropriate candidates, assesses their capabilities.
Assessing Board Effectiveness	
• *Implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.*	The Human Resources and Corporate Governance Committee evaluates regularly the effectiveness of the Board in its entirety, taking into account the qualifications and contributions of each of the individual directors. The evaluation addresses, among other things, the size of the Board, the appropriate mix of related and unrelated directors, Committee structure, meeting frequency, information flow between management and the Board and adequacy of resources.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
Orientation and Training	
• *New recruits to the Board should be provided with an orientation and education program.*	The Corporation has various mechanisms by which both current and new directors are provided with background, education and orientation relating to the Corporation. These mechanisms include facility tours, management presentations and written materials, including a Directors' Handbook. Regular reports from management on the Corporation's activities and the industries in which it operates supplement these sources of information. In addition, the Board is kept abreast of legislative and regulatory developments concerning trends in corporate governance.
Size of the Board	
• *The Board is to examine its size, ensure that such size facilitates effective decision-making and reduce the numbers of directors if necessary.*	Pursuant to its Articles of Continuance, the size of the Corporation's Board may vary from eight to sixteen directors. From time to time the Board of Directors examines its size taking into account its statutory and fiduciary responsibilities and the need to ensure rapid, effective, decision-making. As a consequence of such examination, it was decided in 1997 to reduce the size of the Board to eight directors. Subsequently, the size of the Board was increased during 2000 to nine directors, and an additional unrelated director was added to the Board. In 2002, an additional director was added, bringing the number to ten. In the first quarter of 2003 K.R. McLoughlin resigned from the Board and G.F. Osbaldeston will be retiring as of the date of the next Annual and Special Meeting bringing the size of the Board back to eight. Through an on-going ad hoc evaluation, it has been found that a Board size of eight to ten engages all directors in vigorous discussion, on the one hand, and allows adequate resourcing of Committees on the other hand.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
Compensation of Directors	
• *The adequacy and form of compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.*	The adequacy and form of the compensation of directors is reviewed annually by the Human Resources and Corporate Governance Committee to ensure that it realistically reflects the responsibilities and risks involved in being a director and to ensure that it is competitive with boards of comparable corporations as determined by external surveys. Each director receives a flat retainer of $46 700 and is entitled to receive that amount entirely in cash or, at the election of any director, to receive its equivalent in stock options. The Board Chair and Committee Chairs each receive an additional stipend of $5 000 which they may also elect to take in stock options. Members of the Special Committee receive additional compensation as disclosed, *infra*, under "Compensation of Directors".
Composition of Committees	
• *Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.*	There are three standing committees of the Board: the Audit Committee, the Human Resources and Corporate Governance Committee and the Pension Committee. The Pension Committee is new, having been struck early in 2003. The Audit Committee is comprised exclusively of unrelated directors (including an officer of the significant shareholder), none of whom is a member of the Corporation's management team. The Human Resources and Corporate Governance Committee and the Pension Committee each include one related director namely, the Corporation's former CEO and current Chairman, D.W. Colcleugh. A Special Committee of the Board comprised of five directors, each of whom is an unrelated director and has no connection to the significant shareholder, was created in May 2002. The responsibilities of the Committee relate in general to the implications on the Corporation of the proposed re-structuring of the fibres and associated businesses announced in February 2002 by the Corporation's significant shareholder.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
Responsibility for Governance Issues	
• *The Board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation's approach to governance issues.*	Through the Human Resources and Corporate Governance Committee, the Corporation's Board of Directors develops, reviews, plans and implements the Corporation's approach to corporate governance issues and monitors these issues. The Committee is also responsible for disclosing corporate governance practices to shareholders and members of the investing public.
Position Description and Objectives	
• *Develop, together with the CEO, position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities.*	The Human Resources and Corporate Governance Committee has developed position descriptions for the Board and the CEO of the Corporation which delineate the responsibilities of these persons. The descriptions are reviewed regularly to ensure they continue to meet legal and business standards.
• *Approve or develop the corporate objectives which the CEO is responsible for meeting.*	Corporate objectives are prepared by the CEO and senior management team and put for approval before the Human Resources and Corporate Governance Committee at the first Board meeting each year, normally in February. At the December meeting, progress against such objectives is reviewed and evaluated by the Committee and becomes the basis for CEO incentive compensation for that year.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
Independence from Management	
• *Appropriate structures and procedures are required to ensure that the Board can function independently of management.*	The Corporation's Board has adopted effective mechanisms to ensure that it can function independently of management. The representation of unrelated directors on the Board and on Board committees provides independence of the Board from management. In addition, prior to the conclusion of each Board meeting, the Chairman and CEO are excused and the unrelated directors conduct an "in camera" session to address any issues which any member of the Board elects to raise independently of management. G.F. Osbaldeston, the Chair of the Human Resources and Corporate Governance Committee, and an unrelated director, is the Corporation's lead director and chairs these sessions. Additionally, the Chair of the Human Resources and Corporate Governance Committee meets periodically with the Chairman and CEO of the Corporation to discuss the performance of individual directors, the Board as a whole, and governance issues from a management perspective.
Audit Committee	
• *The Committee should be composed only of outside directors.*	As noted above, the Corporation's Audit Committee is comprised exclusively of unrelated directors (including officers of the significant shareholder), none of whom is a member of the Corporation's management team. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities relating to the quality, reliability and integrity of the Corporation's external financial reporting process, the adequacy of the Corporation's internal controls and the independence and performance of the Corporation's external auditors.
• *The Committee should have specifically defined roles and responsibilities.*	The Audit Committee has clearly identified roles and responsibilities including the approval of audited financial statements, reviewing interim financial reports, reviewing the Corporation's accounting principles and meeting with both internal and external auditors. The Committee has adopted a Charter setting forth its purpose, responsibilities, composition and meeting frequency. The Committee establishes objectives for itself and regularly monitors its progress toward completing such objectives.

Guideline (adapted from TSX Guidelines)	DuPont Canada Practice
• *The Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.*	Direct communication channels with both internal and external auditors are in place. Internal and external auditors attend all meetings of the Audit Committee and regularly assist the Committee with its responsibilities. At least once annually, the Committee meets in-camera with each of the internal and external auditors in order to verify that the Corporation's management and employees have cooperated fully in the conduct of internal and external audits.
• *The duties of the Committee should include oversight responsibility for management reporting on internal control.*	The Committee's oversight responsibility is implemented through a series of procedures, policy manuals and mechanisms prepared by management and approved by the Board to control, monitor and audit all functions related to internal control.
Engaging Outside Advisors	
• *Individual directors should be enabled to engage an outside advisor at the expense of the Corporation in appropriate circumstances, subject to the approval of an appropriate committee of the board.*	Any director who so desires is free to consult with the Chair of the Human Resources and Corporate Governance Committee at any time with the intention of engaging an outside advisor at the expense of the Corporation. In those circumstances, the matter would be reviewed with the full Board and, subject to approval by majority vote of unrelated directors, the director will be able to engage an outside advisor at the expense of the Corporation.

Additional Information Incorporated by Reference

Management's Discussion and Analysis and the comparative Consolidated Financial Statements for the year ending December 31, 2002 appear in the 2002 Annual Report of the Corporation.

In the event that the securities of the Corporation are in the course of distribution pursuant to a short form prospectus, or that a preliminary short form prospectus has been filed in respect to a distribution of the securities of the Corporation, any person may also request: a copy of interim financial statements issued subsequent to the 2002 Annual Report; and a copy of any document incorporated by reference into the short form prospectus or preliminary short form prospectus.

Please direct your requests to:

DuPont Canada Inc.
Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3

Attn: Seymour Trachimovsky
General Counsel and
Corporate Secretary
(905) 821-5444